SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235 108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS RDB Equities Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,153,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,153,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS RDB Equities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,153,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,153,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Robert D. Basham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,153,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,153,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in their entirety the items included herein contained in the Schedule 13G filed by RDB Equities Limited Partnership, RDB Equities, LLC and Robert D. Basham (the “Reporting Persons”) on February 14, 2013 relating to the common stock, $0.01 par value (the “Common Stock”), of Bloomin’ Brands, Inc. (the “Issuer”).

Robert D. Basham is a limited partner of RDB Equities Limited Partnership (“RDBLP”) and the sole member of RDB Equities, LLC, which is the sole general partner of RDBLP.

Item 4. Ownership.

(a)	Amount beneficially owned:

RDB Equities Limited Partnership	6,153,000
RDB Equities, LLC	6,153,000
Robert D. Basham	6,153,000

(b)	Percent of class:

RDB Equities Limited Partnership	4.9%
RDB Equities, LLC	4.9%
Robert D. Basham	4.9%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote:

RDB Equities Limited Partnership	6,153,000
RDB Equities, LLC	6,153,000
Robert D. Basham	6,153,000

(ii)	Shared power to vote or to direct the vote:

RDB Equities Limited Partnership	0
RDB Equities, LLC	0
Robert D. Basham	0

(iii)	Sole power to dispose or to direct the disposition of:

RDB Equities Limited Partnership	6,153,000
RDB Equities, LLC	6,153,000
Robert D. Basham	6,153,000

(iv)	Shared power to dispose or to direct the disposition of:

RDB Equities Limited Partnership	0
RDB Equities, LLC	0
Robert D. Basham	0

The percentages of Common Stock held set forth herein are based on 124,482,148 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

RDB EQUITIES LIMITED PARTNERSHIP
By:	RDB EQUITIES, LLC, its General Partner

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

RDB EQUITIES, LLC

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

By:	/s/ Robert D. Basham
Robert D. Basham